EL PALENQUE VIVERO, INC.

Privada de Tabasco #27

Colonia Maravillas Cuernavaca

Morelos, Mexico

(305) 394-9730

January 26, 2010

VIA EDGAR CORRESPONDENCE ONLY

Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Health Care Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

El Palenque Vivero, Inc.

Form 10K for the Fiscal year Ended

September 30, 2009

Filed December 23, 2009

File No. 333-138927

Dear Ms. Jenkins:

This letter is in response to your comment letter (the “Comment Letter”) dated January 14, 2010, with regard to the Form 10K filing of El Palenque Vivero, Inc., a Nevada corporation (“El Palenque” or the "Company") originally filed on December 23, 2009.

In response to question 1, the Company has corrected its phone number on the cover page of its report.  In response to question 2, the Company has revised and is refilling its certification pages under Exhibit 31.

Finally, the Management of El Palenqu acknowledges that:

-

the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

-

Securities and Exchange Commission (“SEC” or “Commission”) staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-

the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at this office with any further comments or questions.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so Kranti can respond with a prompt response.

Thank you in advance for your courtesies.

Sincerely,

/s/ Francisco Mendez

Francisco Mendez, President, CFO